

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 2, 2016

<u>Via E-mail</u>
Mr. Terrance J. Lillis
Chief Financial Officer
Principal Financial Group Inc.
711 High Street
Des Moines, Iowa 50392

      Re: Principal Financial Group Inc.
              Form 10-K for the Year Ended December 31, 2015
              Filed February 10, 2016
              File No. 001-16725

Dear Mr. Lillis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief
                    Office of Healthcare and Insurance